William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st February 2010

SEC No. 82-34679



10015184

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  January 6th; 12th; 20th; 20th; 21st; 25th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 06 January 2010 11:35
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1141F
William Hill PLC
06 January 2010

Notification of Trading Update

06 January 2010

William Hill PLC (LSE: WMH) will announce a trading update for the year ended 29 December 2009, a 52-week period, on Wednesday, 20 January 2010.

Enquiries:

William Hill PLC
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy / Tom Williams
Tel: 020 7404 5959

END

MSCBBGDBDXGBGGL

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 12 January 2010 12:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 4118F
William Hill PLC
12 January 2010

12 January 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 11 January 2010, 22,339 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 700,969,218 ordinary shares in issue, in addition 676,982 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END

STRLLFIFLDIFLII

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 20 January 2010 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8134F
William Hill PLC
20 January 2010

Appointment of joint corporate broker

20 January 2010

William Hill PLC (LSE: WMH) announces that it has appointed Investec Bank plc as corporate broker alongside Citi with immediate effect.

-ends-

Enquiries:

William Hill PLC
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

END

APPSFAFAUFSSELF

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 20 January 2010 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8133F
William Hill PLC
20 January 2010

Trading Update and Board Change

20 January 2010

William Hill PLC (LSE: WMH) (William Hill or the Group) announces a trading update for the 13 weeks from 30 September to 29 December 2009 (Q4) and the 52 weeks ended 29 December 2009 (full year).

The Group saw good trading through the balance of 2009 and gross win margins for the full year returned to the normal 17-18% range. Group net revenue for Q4 was up by 6%[1] compared with a strong trading period in 2008. The Board currently expects total Group net revenue for the full year to have increased by approximately 4% compared with 2008 and earnings before interest and tax to be around £250m[2,3].

William Hill Online delivered a strong performance in Q4. EBIT for the full year was approximately 35% higher (pro forma: -1%). This resulted in a minority interest for Playtech of £7.1m in Q4 and £20.1m in the full year.

William Hill will release its preliminary announcement of the 2009 results on Friday, 26 February 2010.

The Group also announces today that Charles Scott, who has been with the Group as a director since 1999 and Chairman since 2004, has informed the Board that he will be standing down as Chairman by the end of 2010. The Board will now start the process to appoint Mr Scott's successor and a further announcement will be made when appropriate.

Charles Scott said:

"I have served on the Board since before William Hill's flotation in 2002 and as Chairman for the last six years. The business is in excellent shape. I plan to step down when a suitable replacement has been found which I expect to be during the coming year. Until then I will remain as focused as ever whilst we find a new Chairman, who will work with the Board, Ralph and the William Hill team to build on the strong platform that has been established over recent years."

-ends-

(1) Including results from the expanded online business in 2009 vs standalone William Hill interactive business in 2008
(2) Earnings before interest, tax and amortisation (EBITA) of around £255m
(3) All results indicated here are, as yet, unaudited.

Enquiries:

William Hill PLC
Ralph Topping, Chief Executive
Simon Lane, Group Finance Director
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy / Tom Williams
Tel: 020 7404 5959

About William Hill PLC
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 21 January 2010 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8847F
William Hill PLC
21 January 2010

Sale of Spain joint venture

21 January 2010

William Hill PLC (LSE: WMH) (William Hill or the Group) announces completion of Codere's purchase of William Hill's 50% stake in the Victoria Apuestas joint venture.

As previously announced, following a strategic review by William Hill PLC and Codere S.A. of Victoria Apuestas, the joint venture in Spain, the parties agreed on 13 May 2009 to the gradual withdrawal of William Hill from the joint venture as William Hill decided to focus its international sports betting strategy on the internet via William Hill Online. Pursuant to the terms of the agreement, on 20 January 2010 Codere completed the purchase of William Hill's 50% stake in the company for one euro.

Enquiries:

William Hill PLC
Ralph Topping, Chief Executive
Simon Lane, Group Finance Director
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy / Tom Williams
Tel: 020 7404 5959

About William Hill PLC
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

END

MSCSELFWSFSSEFF

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 25 January 2010 14:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0776G
William Hill PLC
25 January 2010

25 January 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 22 January 2010, 33,937 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 701,003,155 ordinary shares in issue, in addition 643,045 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

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